UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Mercurity Fintech Holding Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

58936H 109(1)

(CUSIP Number)

Haohan Xu
12 East 49 Street, 17th Floor
New York, New York 10017
Phone: (646) 409-6505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 360 ordinary shares of the Issuer.

CUSIP No. 58936H 109	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haohan Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 58936H 109	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amazon Capital Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 58936H 109	Page 4 of 6 Pages

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the previous Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 24, 2019 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on May 30, 2019 (the “Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on March 13, 2020 (the “Amendment No. 2”, together with the Original Schedule 13D and Amendment No. 1, the “Amended Filing”) with respect to the ordinary shares (“Ordinary Shares”) of Mercurity Fintech Holding Inc., a Cayman Islands company (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Amended Filing remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Amended Filing unless defined herein.

Item 1. Security and Issuer.

Item 1 of the Amended Filing is hereby amended and supplemented by the following:

This Amendment No. 3 relates to the Ordinary Shares of Mercurity Fintech Holding Inc., a company organized under the laws of the Cayman Islands, whose principal executive offices are located at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People’s Republic of China.

The Issuer’s American depositary shares, each representing 360 Ordinary Shares, are listed on the NASDAQ Capital Market under the symbol “MFH.”

Item 4. Purpose of Transaction.

Item 4 of the Amended Filing is hereby amended and supplemented by the following:

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

On February 17, 2021, Amazon Capital Inc. and Jianming Jing entered into a share purchase agreement (the “Share Purchase Agreement I”), pursuant to which, Amazon Capital Inc. transferred 453,998,870 Ordinary Shares of the Issuer to Jianming Jing. On February 17, 2021, Amazon Capital Inc. and Zhiyou Wang entered into a share purchase agreement (the “Share Purchase Agreement II”), pursuant to which, Amazon Capital Inc. transferred 120,132,966 Ordinary Shares of the Issuer to Zhiyou Wang. On February 17, 2021, Mr. Haohan Xu and Xiaojian Xu entered into a share purchase agreement (the “Share Purchase Agreement III”, together with Share Purchase Agreement I and Share Purchase Agreement II, the “Share Purchase Agreements”), pursuant to which, Mr. Haohan Xu transferred 322,345,938 Ordinary Shares of the Issuer to Xiaojian Xu.

The description of the Share Purchase Agreements is qualified in its entirety by reference to the complete text of the Share Purchase Agreements, which have been filed as Exhibit 99.8, Exhibit 99.9 and Exhibit 99.10, and which are incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 58936H 109	Page 5 of 6 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Markland (Hong Kong) Investment Limited.

99.2*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Universal Hunter (BVI) Limited.

99.3*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Vertical Channel Limited.

99.4*	Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.

99.5*	Share Purchase Agreement, dated as of May 21, 2019, by and among the Issuer, Mr. Xu and Unicorn

99.6*	Registration Rights Agreement, dated as of May 21, 2019, by and between the Issuer and Mr. Xu

99.7*	Joint Filing Agreement by Haohan Xu and Amazon Capital Inc.

99.8	Share Purchase Agreement, dated as of February 17, 2021, by and between Amazon Capital Inc. and Jianming Jing

99.9	Share Purchase Agreement, dated as of February 17, 2021, by and between Amazon Capital Inc. and Zhiyou Wang

99.10	Share Purchase Agreement, dated as of February 17, 2021, by and between Haohan Xu and Xiaojian Xu

_____________

*Previously filed

CUSIP No. 58936H 109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021

Haohan Xu

/s/ Haohan Xu

Amazon Capital Inc.

By	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Director